UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

______________

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14-f THEREUNDER

_____________

COMMISSION FILE NUMBER 000-52107

CLEARVIEW ACQUISITIONS, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-4069588
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1848 Commercial Street
San Diego, California 92113
(Address of principal executive offices, zip code)
(877) 246-4354
(Registrant’s telephone number, including area code)

______________________________________________________________________________

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND SEC RULE 14f-1
NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

February 13, 2009

This Information Statement (“Information Statement”) is being furnished to holders of record as of February 11, 2009 of the common stock of Clearview Acquisitions, Inc. a Nevada corporation (the “Company”, “we”, “us”, or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “34 Act”), and Rule 14f-1 promulgated thereunder.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

On January 28, 2009, the Company entered into a Merger Agreement (the “Merger Agreement”) with Helix Wind, Inc., a Nevada Corporation (“Helix Wind”) and Helix Wind Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of the Company (“Acquisition Corp.”) pursuant to which the Company acquired Helix Wind by way of the merger of Acquisition Corp. with and into Helix Wind .  The separate legal existence of Acquisition Corp. then ceased with Helix Wind being the surviving corporation and becoming the wholly-owned subsidiary of the Company (the “Merger”).

At the closing of the Merger, the holders of Helix Wind’s common stock and those individuals with promises to receive the same, received an aggregate of 20,546,083 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”).  The holders of Helix Wind’s convertible debt exchanged their notes for new convertible promissory notes from the Company and the Company reserved 5,753,918 shares of Common Stock for conversion of the same.

Upon the closing of the Merger contemplated by the Agreement on February 11, 2009, Tatiana Mikitchuk, the President of the Company, resigned and simultaneously therewith (i) Scott Weinbrandt was appointed Chairman and President of the Company, (ii) Ian Gardner was appointed Chief Executive Officer of the Company and (iii) Kevin Claudio was appointed Chief Financial Officer of the Company.

Also upon the closing of the Merger on February 11, 2009, Tatiana Mikitchuk, the sole director of the Company, appointed Ian Gardner to the Company’s board of directors (“Board of Directors”) and submitted her resignation from the Board of Directors, to be effective 11 days after this Information Statement has been filed and distributed to the stockholders.  Upon the effectiveness of Ms. Mikitchuk’s resignation, it is anticipated that Scott Weinbrandt will be appointed to the Company’s Board of Directors.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the incoming executive officers and directors after the closing of the Merger.  You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is presently authorized to issue 1,750,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $0.0001 per share(“Preferred Stock”).  After giving effect to the Merger and related transactions there are currently issued and outstanding 25,681,094 shares of Common Stock.

The following table sets forth following the consummation of the Merger certain information regarding the Company’s outstanding shares of Common Stock beneficially owned by (1) each person who beneficially owns more than five percent of the Company’s Common Stock, and (2) the Company’s directors and executive officers.  The information relating to share ownership is based upon information furnished to the Company.  The Company believes that the beneficial owners of Common Stock, based on information supplied by such owners, have sole investment and voting power with respect to the Common Stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF COMMON STOCK (2)

Ian Gardner	Common Stock	10,063,978 (3)	36.0%

Kevin Claudio	Common Stock	0	0%

Scott Weinbrandt	Common Stock	3,410,963(4)	11.8%

Tatiana Mikitchuk	Common Stock	52,925	0.2%

All Officers and Directors	Common Stock	13,527,866	48%
As a Group (4 persons)

Kabir M. Kadre	Common Stock	4,586,846 (5)	17.5%
C/O Alia Kadre 1904 39th st San Diego CA 92105

Ken Morgan	Common Stock	7,938,588 (6)	30.8%
c/o Bill Eigner 530 B Street, 21st Floor San Diego, CA 92101

Quercus Trust	Common Stock	2,312,892 (7)	8.3%
2309 Santiago Drive Newport beach, CA

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of February 11, 2009 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Each percentage is based upon, the total number of shares outstanding at February 11, 2009, 25,681,094, and the total number of shares beneficially owned and held by each individual at February 11, 2009, plus the number of shares that such individual has the right to acquire within 60 days of February 11, 2009.

(3) Includes 7,820,662 held by the Fidelis Charitable Remainder Trust, of which Mr. Gardner is a Co-Trustee and has shared voting and shared investment power; 145,536 shares that may be acquired through exercise of warrants; 145,536 shares that may be acquired through the conversion of convertible debt; and 1,952,244 shares that may be acquired through exercise of stock options.

(4) Includes 205,463 shares as to which Mr. Weinbrandt has sole voting and investment power; and 3,205,500 shares that may be acquired through exercise of stock options.

(5) Includes 4,010,596 shares as to which Mr. Kadre has sole voting and investment power; 288,125 shares that may be acquired through exercise of warrants; and 288,125 shares that may be acquired through the conversion of convertible debt.

(6) Includes 7,820,662 shares as to which Mr. Morgan has sole voting and investment power; 58,963 shares that may be acquired through exercise of warrants; and 58,963 shares that may be acquired through the conversion of convertible debt.

(7) Includes 1,156,446 shares that may be acquired through exercise of warrants, and 1,156,446 shares that may be acquired through the conversion of convertible debt, all of to which Quercus Trust has sole voting and investment power.

INCOMING DIRECTORS AND EXECUTIVE OFFICERS

Upon the closing of the Merger on February 11, 2009, Tatiana Mikitchuk, the President of the Company, resigned and simultaneously therewith (i) Scott Weinbrandt was appointed President of the Company, (ii) Ian Gardner was appointed Chief Executive Officer of the Company and (iii) Kevin Claudio was appointed Chief Financial Officer of the Company.

Also upon the closing of the Merger on February 11, 2009, Tatiana Mikitchuk, the sole director of the Company, appointed Ian Gardner to the Company’s Board of Directors and submitted her resignation from the Board of Directors, to be effective 11 days after this Information Statement has been filed and distributed to the stockholders.  Upon the effectiveness of Ms. Mikitchuk’s resignation, it is anticipated that Scott Weinbrandt will be appointed to the Company’s Board of Directors.

The following table sets forth certain information regarding the members of our Board of Directors and our executive officers as of February 11, 2009:

Name	Age	Positions and Offices Held
Ian Gardner	37	Chief Executive Officer and Director
Scott Weinbrandt	47	President
Kevin K. Claudio	52	Chief Financial Officer and Vice President
Tatiana Mikitchuk	31	Director

The business address of our officers and directors is c/o Helix Wind, Inc., 1848 Commercial Street, San Diego, California 92113.

BIOGRAPHICAL INFORMATION REGARDING THE

DIRECTORS AND EXECUTIVE OFFICERS

The principal occupation and brief summary of the background of the directors and executive officers is as follows:

Ian Gardner, 37, has been the Chief Executive Officer of Helix Wind since its inception in September 2006. From 2004 to 2006, Mr. Gardner was co-founder of Lab4Less LLC, a company that provided one stop fulfillment for vivarium related needs, including the sale of high quality pre-owned and surplus equipment.  Mr. Gardner holds a Bachelors of Science degree in Pre-Med from Davidson College in North Carolina and a Masters of Business Administration with a focus on technology and entrepreneurial studies from The Anderson School at UCLA.  Mr. Gardner was appointed to the Company’s Board of Directors and as Chief Executive Officer upon the closing of the Merger.

Scott Weinbrandt, 47, has been the President and Chairman of the Board of Helix Wind since June 1, 2008. Prior to such time, Mr. Weinbrandt held the position of founder, Chairman, and Chief Executive Officer from 2006 through 2007 at GoPaperless Solutions, Inc., a solutions provider of hardware and software for encrypted signature technology. After being at Dell Computer for ten years, Mr. Weinbrandt worked as a Technology Consultant in 2002 for Solana Capital Partners, a venture capital firm, and from 2003 through 2005 as Senior Vice President and General Manager, Enterprise Systems Division and Senior Vice President, Gateway Business Division of Gateway Inc. Mr. Weinbrandt holds a Bachelors of Science degree in Computer Science from San Diego State University.  Mr. Weinbrandt was appointed President of the Company upon closing of the Merger and is expected to be appointed to the Board of Directors 11 days after this Information Statement is filed and mailed to stockholders.

Kevin K. Claudio, 52, has been Vice President and Chief Financial Officer of Helix Wind since December 1, 2008. For two years beginning in 2006, Mr. Claudio was the CFO of Remote Surveillance Technologies, a full service electronic security company with remote video monitoring.  From 2004 through 2005, he was the CFO for cVideo, a spin off of Cubic corporation that developed software-based integrated digital video applications and surveillance and loss prevention systems solutions for commercial and security applications. Mr. Claudio, was previously the Vice President & CFO of a Titan subsidiary from 1999-2003. Mr. Claudio graduated from Fairmont State College in Fairmont, West Virginia with a Bachelor of Science Degree in Accounting and is a Certified Public Accountant (California-inactive).  Mr. Claudio was appointed Chief Financial Officer of the Company upon the closing of the Merger.

Ms. Tatiana Mikitchuk, 31, has been an officer and director of the Company since August 2008. Since 2006, Ms. Mikitchuk was with Merrill Lynch, involved in a communications group of Global Infrastructure Services, running various in-house projects until June 2007. Since June 2007, Ms. Mikitchuk has continued her education and is currently enrolled as a full-time student at Brooklyn College.  From 1999 to 2005, Ms. Mikitchuk worked at ProcureStaff, an IT staffing company, as a Senior Application and Web Developer. Clients of ProcureStaff which she worked directly with included Eli Lilly, Qwest, Lucent, GE Industrial, Mass Mutual and others, which involved working closely with company managers and business analysts on new application development.

CHANGE OF CONTROL

At the closing of the Merger, the holders of Helix Wind’s common stock and those individuals with promises to receive the same received an aggregate of 20,546,083 shares of the Company’s 25,681,094 shares of outstanding Common Stock.  The holders of Helix Wind’s convertible debt exchanged their notes for new convertible promissory notes from the Company and the Company reserved 5,753,918 shares of Common Stock for conversion of the same.  Upon the closing of the Merger, the former stockholders of Helix Wind attained voting control of the Company.  Also upon closing of the Merger, Ian Gardner was appointed to the Company’s Board of Directors.  Once this Information Statement becomes effective, Tatiana Mikitchuk’s resignation as a director of the Company will become effective and it is anticipated that Scott Weinbrandt will then be appointed the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Ian Gardner and Scott Weinbrandt have entered into Board of Directors Service and Indemnification Agreements with Helix Wind that have been assumed by the Company, and they receive compensation thereunder.  See the “Director Compensation” section below.  Ian Gardner, Kevin Claudio and Scott Weinbrandt have entered into employment agreements with Helix Wind that have been assumed by the Company, and they receive compensation thereunder.  See the “Executive Compensation” section below.  Scott Weinbrandt entered into an agreement with Helix Wind regarding his service on Helix Wind’s board of advisors, which has since been terminated.  However, pursuant to such agreement, he was promised 10,246 shares of Helix Wind stock, for which he received 205,463 shares of the Company’s Common Stock.

Helix Wind has entered into a Lease dated September 19, 2008 for its headquarters in San Diego with Brer Ventures, LLC (“Brer”).  The monthly lease payment is $7,125.  Ian Gardner, the Company’s CEO and a director, owns 50% of Brer.

In January 2009 Helix Wind received $37,000 from a trust controlled by Ian Gardner.  $12,000 was repaid in February 2009 and the balance of said sum is to be repaid by Helix Wind by March 31, 2009.

Helix Wind has an outstanding indebtedness to East West Consulting, Ltd. in the amount of approximately $450,000 as of February 9, 2009. The president of East West Consulting is the vice president of manufacturing of Helix Wind. The liability is to be repaid by the end of April.

The Company has issued a 9% Convertible Note to each of Kabir M. Kadre, a beneficial owner of more than 10% of the Company’s Common Stock, and Ian Gardner, the Company’s CEO and a director.  Mr. Kadre’s note is for a principal amount of $144,062 and Mr. Gardner’s note is for a principal amount of $72,768.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid or earned during the fiscal years ended December 31, 2008, 2007 and 2006 for services rendered to our Company in all capacities by all individuals who served as a principal executive officer or acting in a similar capacity during the fiscal year ended December 31, 2008, regardless of compensation level. Other than such persons, there are no individuals who served as officers at December 31, 2008 or at any time during the year and whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earning ($)	All Other Compensation ($)	Total ($)

Tatiana Mikitchuk (1)	2008 2007 2006	N/A N/A N/A	N/A N/A N/A	35,000,000 shares N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	35,000,000 shares N/A N/A

Marcus Segal	2008 2007 2006	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) Tatiana Mikitchuk was an officer and director of the Company since August 2008.  Most of the 35 million shares granted to Ms. Mikitchuk were cancelled as part of the Merger.

(2) Marcus Segal was the sole officer and director of the Company from December 2006 until September 2008.

As of December 31, 2008, none of the Company’s directors or executive officers held unexercised options, stock that had not vested, or equity incentive plan awards.

The Company has no pension, annuity, bonus, insurance, equity incentive, non-equity incentive, stock options, profit sharing or similar benefit plans, other than the Share Employee Incentive Stock Option Plan for 13,700,000 shares of Common Stock.

The following table sets forth the annual and long-term compensation paid to Helix Wind’s named executive officers.

Name & Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Ian Gardner, CEO	2008	126,000[1]	2,644[4]	126,000
	2007	111,667[2]		111,667

Scott Weinbrandt, Chairman & President	2008	133,333[3]	4,464[5]	133,333
	2007	0		0

Kevin Claudio, CFO	2008	39,583	840[6]	39,583
	2007	0		0

(1)	Mr. Gardner was paid $62,000 in 2008 and accrued $64,000, which was not paid.
(2)	Mr. Gardner was paid $36,000 in 2007 and accrued $75,667, which was not paid.
(3)	Mr. Weinbrandt was paid $107,219 in 2008 and accrued $26,114, which was not paid.
(4)	Comprised of health insurance benefits.
(5)	Comprised of reimbursement of relocation expenses of $3,200 and health insurance benefits of $1,264.
(6)	Comprised of health insurance benefits.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

In connection with the Merger, the Company assumed Helix Wind’s employment agreements with Ian Gardner, Kevin Claudio and Scott Weinbrandt with the following terms:

Ian Gardner

Helix Wind entered into an employment agreement with Mr. Gardner to serve as Chief Executive Officer, effective June 1, 2008, as amended January 26, 2009, and effective for an initial term until December 31, 2010, which has been assigned to and assumed by the Company. Pursuant to the agreement, Mr. Gardner will receive: $100,000 annually from January 1, 2007 through July 31, 2008; $200,000 annually August 1, 2008 through July 31, 2009; $250,000 annually from August 1, 2009 through July 31, 2010; and $300,000 annually from August 1, 2010 through December 31, 2010.  Mr. Gardner is also entitled to participate in the Company’s incentive compensation plan, if any, may receive an annual bonus at the discretion of the Board of Directors and a $75,000 signing bonus upon the closing of a series A financing.  In addition, Mr. Gardner is entitled to participate in certain benefit plans in effect for the Company employees, along with a vehicle allowance, vacation, sick and holiday pay in accordance with policies established and in effect from time to time.  Mr. Gardner has also been granted an option to purchase 3,253,740 shares of the Company’s Common Stock pursuant to the Company’s new stock option plan.  In the event that Mr. Gardner terminates the employment agreement for “Good Reason” (as defined therein) or the Company terminates the employment agreement without “Cause” (as defined therein), Mr. Gardner will be entitled to a severance payment of the amount of the sum of Mr. Gardner’s base salary that would have been earned through the greater of the remainder of the initial term or three hundred and sixty five (365) days, and an amount equal to his average bonus for the immediately preceding two years.  The employment agreement automatically renews for three year periods thereafter unless terminated pursuant to the agreement.

Kevin Claudio

Helix Wind entered into an employment agreement with Mr. Claudio to serve as Chief Financial Officer, effective December 1, 2008, as amended January 26, 2009, which has been assigned to and assumed by the Company. Pursuant to the agreement, Mr. Claudio will receive compensation of $14,583.33 per month. In addition, Mr. Claudio is entitled to participate in certain benefit plans in effect for the Company employees, along with vacation, sick and holiday pay in accordance with policies established and in effect from time to time.  Mr. Claudio has also been granted an option to purchase 610,000 shares of the Company’s Common Stock pursuant to the Company’s new stock option plan and a bonus of up to $50,000 upon the Company’s successful completion of a $3 million financing.

Scott Weinbrandt

Helix Wind entered into an employment agreement with Mr. Weinbrandt to serve as President, effective June 1, 2008, as amended January 26, 2009, and effective for an initial term until December 31, 2010, which has been assigned to and assumed by the Company. Pursuant to the agreement, Mr. Weinbrandt will receive: $100,000 annually from February 1, 2008 through July 31, 2008; $200,000 annually  August 1, 2008 through July 31, 2009; $250,000 annually from August 1, 2009 through July 31, 2010; and $300,000 annually from August 1, 2010 through December 31, 2010.  Mr. Weinbrandt is also entitled to participate in the Company’s incentive compensation plan, if any, may receive an annual bonus at the discretion of the Board of Directors and a $75,000 signing bonus upon the closing of a series A financing.  In addition, Mr. Weinbrandt is entitled to participate in certain benefit plans in effect for the Company employees, along with a vehicle allowance, reimbursement for relocation expenses, and vacation, sick and holiday pay in accordance with policies established and in effect from time to time.  Mr. Weinbrandt has also been granted an option to purchase 5,337,500 shares of the Company’s Common Stock pursuant to the Company’s new stock option plan. In the event that Mr. Weinbrandt terminates the employment agreement for “Good Reason” (as defined therein) or the Company terminates the employment agreement without Cause (as defined therein), Mr. Weinbrandt will be entitled to a severance payment of the amount of the sum of Mr. Weinbrandt’s base salary that would have been earned through the greater of the remainder of the initial term or three hundred and sixty five (365) days, and an amount equal to his average bonus for the immediately preceding two years.  The employment agreement automatically renews for three year periods thereafter unless terminated pursuant to the agreement.

DIRECTOR COMPENSATION

None of the directors received any compensation during the fiscal year ended December 31, 2008.

Messrs. Gardner and Weinbrandt have each entered into Board of Directors Service and Indemnification Agreements with Helix Wind, which have been assumed by the Company, pursuant to which, each of them are entitled to receive an annual stipend of $10,000 and an option to purchase 25,000 shares of the common stock of Helix Wind for their service on the Board of Directors.  The options have not yet been issued.  Under their respective agreement, each of them is also entitled to additional stipends of $5,000 per year if serving as Chairman of the Board of Directors, $2,500 per year if serving as Chairman of any committee of the Board of Directors and further compensation upon an initial public offering.

BOARD MEETINGS AND COMMITTEES

Ms. Tatiana Mikitchuk was the sole officer and director of the Company from August 2008 to the date of the closing of the Merger, February 11, 2009.  During this time no formal meetings were held.  All proceedings during this time were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the Company.  We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions.  Our Board of Directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors.  The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company.  We do not at the present time have an audit committee financial expert. We do not have a nomination committee charter.  We do not have an audit committee charter because we do not have an audit committee.  Our Board of Directors will consider the need for such committees and independent directors on an ongoing basis.

Directors are elected by the vote of a majority in interest of the holders of voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

DIRECTOR TERMS OF OFFICE

Directors hold office until the next annual meeting of the Company stockholders or until their successors are duly elected and qualified.

DIRECTOR INDEPENDENCE

The Company is not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “independent directors.”

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company does not currently have a compensation committee.

COMPENSATION COMMITTEE REPORT

The Company does not currently have a compensation committee

LEGAL PROCEEDING INVOLVING OFFICERS AND DIRECTORS

During the past five years none of our officers and directors have been involved in any legal proceedings that are material to an evaluation of their ability or integrity to serve us as a director or an executive officer of us, and none of them have been affiliated with any company that has been involved in bankruptcy proceedings.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities  Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, none of the officers, directors or stockholders of the Company is delinquent in any necessary filings under Section 16(a).

REPORTS TO SECURITY HOLDERS

We are subject to the informational requirements of the 34 Act, which requires us to file reports, proxy statements and other information with the SEC.  You may inspect any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549.  Copies of such material can be obtained from the facility at prescribed rates.  Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.  Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s website at http://www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARVIEW ACQUISITIONS, INC.

Date: February 17, 2009	By:	/s/ Ian Gardner
Ian Gardner
Chief Executive Officer